Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Greyledge Technologies, Inc.
10101 RIDGEGATE PKWY STE G01
LONE TREE, CO 80124
https://greyledgebiotech.com

Up to $1,235,000.00 Convertible Promissory Note.
Minimum Target Amount: $124,000.00

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

In the event that we become a reporting company under the Securities Exchange Act of 1934, we intend to take advantage of the provisions that relate to "Emerging Growth Companies" under the JOBS Act of 2012, including electing to delay compliance with certain new and revised accounting standards under the Sarbanes-Oxley Act of 2002.

Company:

   Company: Greyledge Technologies, Inc.
   Address: 10101 RIDGEGATE PKWY STE G01, LONE TREE, CO 80124
   State of Incorporation: NV
   Date Incorporated: October 14, 2020

Terms:

   Convertible Promissory Notes

Offering Minimum: $124,000.00 of Convertible Promissory Note.
Offering Maximum: $1,235,000.00 of Convertible Promissory Note.
Type of Security Offered: Convertible Promissory Note.
   Note converts to Common Stock when the company raises $1,000,000.00 in a qualified equity financing.
   Maturity Date: November 15, 2026
   Valuation Cap: $25,000,000.00
   Discount Rate: 20.0%
   Annual Interest Rate: 6.0%
Minimum Investment Amount (per investor): $500.00

Terms of the underlying Security

   Underlying Security Name: Common Stock

   Voting Rights:
   1 vote per share

   Material Rights:

   The total amount outstanding includes 92,500 shares to be issued pursuant to stock options, reserved but unissued.

   The total amount outstanding includes 907,500 shares to be issued pursuant to stock options issued.

   The total amount outstanding includes 988,541 of shares to be issued pursuant to outstanding warrants.

   Dividend Rate. Subject to the rights of holders of any Preferred Stock having preference as to dividends and except as otherwise provided by these Articles of Incorporation, as amended from time to time (hereinafter, the "Articles") or the Nevada Revised Statues (hereinafter, the "NRS"), the holders of Common Stock shall be entitled to receive dividends when, as and if declared by the board of directors out of assets legally available there for.

   Liquidation Rights. In the event of liquidation, dissolution, or winding up of the affairs of the Corporation, whether voluntary or involuntary, subject to the prior rights of holders of Preferred Stock to share ratably in the Corporation's assets, the Common Stock and any shares of Preferred Stock which are not entitled to any preference in liquidation shall share equally and ratably in the Corporation's assets available for distribution after giving effect to any liquidation preference of any shares of Preferred Stock.

*Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.

<p style="text-align:center"><u>Investment Incentives & Bonuses</u></p>

<u>Loyalty Bonus</u>

Bonus Interest: 20%

Description: For our past supporters and physicians using Greyledge therapies, receive additional bonus interest.

<u>Time-Based Perks:</u>

Early Bird 1: Invest $1,000+ within the first 2 weeks | 10% bonus interest

Early Bird 2: Invest $5,000+ within the first 2 weeks | 15% bonus interest

Early Bird 3: Invest $10,000+ within the first 2 weeks | 20% bonus interest

Early Bird 4: Invest $20,000+ within the first 2 weeks | 25% bonus interest

Early Bird 5: Invest $50,000+ within the first 2 weeks | 30% bonus interest

<u>Mid-Campaign Perks Flash Perks:</u>

Flash Perk 1: Invest $2,500+ between day 35 - 40 and receive 10% bonus interest

Flash Perk 2: Invest $2,500+ between day 60 - 65 and receive 8% bonus interest

<u>Amount-Based Perks</u>

Tier 1 Perk: $1,000 investment - Exclusive webinar on the future of bio-cellular therapies + 3% bonus interest

Tier 2 Perk: $5,000 investment - Join a private tour of Greyledge lab + 5% bonus interest

Tier 3 Perk: $10,000 investment - Dinner with Dr. Karli to discuss longevity and sports recovery + 7% bonus interest

Tier 4 Perk: $20,000 investment - Annual bio-health report + VIP access to therapy insights + 10% bonus interest

Tier 5 Perk: $50,000 investment - Lifetime updates on Greyledge innovations + 15% bonus interest

*In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.

Crowdfunding investments made through a self-directed IRA cannot receive non-bonus share perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those non-bonus share perks because they would be receiving a benefit from their IRA account.

The 10% StartEngine Venture Club Bonus

Greyledge Technology will offer 10% additional bonus interest for all investments that are committed by investors who are eligible for the StartEngine Crowdfunding, Inc. Venture Club Bonus.

Eligible StartEngine convertible note holders will receive a 10% increase in the annual interest rate on Convertible Promissory Notes in this Offering. This means your annual interest rate will be 6.6% instead of 6%.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and the time of offering elapsed (if any). Eligible investors will also receive the Venture Club bonus, and the Loyalty Bonus in addition to the aforementioned bonus.

The Company and its Business

Company Overview

Greyledge Technologies is a biotechnology firm focused on autologous cell therapy, specializing in the production and processing of living cellular products derived from patients' own tissues. These therapeutics are designed to facilitate pain relief and enhance tissue regeneration, aligning with the evolving landscape of regenerative medicine.

Greyledge operates 11 laboratories across the United States and Europe, with recent expansions into Miami and Croatia. The company's model combines lab-based manual methods with data analytics, providing physicians with precise control over the concentration and composition of cellular therapeutics. Key offerings include Platelet Rich Plasma (PRP), Bone Marrow Concentrate (BMC), and other regenerative biotherapies, all processed under stringent quality control protocols.

Greyledge Technologies LLC was incorporated/formed on 8/09/2010 in the state of Colorado.

 Greyledge Technologies LLC then converted to Greyledge Technologies Inc, a Nevada c-corp, on 10/14/2020

Competitors and Industry

The primary market comprises healthcare practitioners such as orthopedic surgeons, sports medicine specialists, and hospitals offering advanced regenerative treatments. GreyLedge also targets global markets where demand for autologous cell therapy is rapidly increasing, driven by aging populations and the prevalence of musculoskeletal injuries. The global market is projected to grow to $62 billion by 2030.

The regenerative medicine field is highly competitive, with key players like Regenexx and Arthrex. However, Greyledge stands out due to its unparalleled data-driven analytics, which ensure precise cell dosing and customization. Unlike traditional devices that lack real-time cellular analytics, Greyledge's system provides quantifiable data for enhanced treatment effectiveness and reproducibility.

Current Stage and Roadmap

Greyledge holds multiple patents related to its cell processing and analytics technologies. The company is actively developing a next-generation medical device to automate its processes and expand market reach, with a robust R&D pipeline focused on genomic and epigenomic research to refine product efficacy.

Greyledge plans to scale operations and enhance its proprietary data analytics platform to drive better patient outcomes and set new standards in cell therapy. With ongoing research collaborations and upcoming grant applications, including a significant NIH Phase II SBIR grant, the company aims to remain at the forefront of innovation.

The Team

Officers and Directors

Name: David Karli

David Karli's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Chief Executive Officer and Director
  Dates of Service: August, 2010 - Present
  Responsibilities: CEO will coordinate with Chief of Corporate Development (Jim Johnston) and the Executive team to prepare and submit necessary documentation for registration and documentation for the capital raise and engage as necessary with investment Consultants and/or investors to articulate company vision, performance and specifics of the investment opportunity. David at this time does not accept a salary from the company.

Other business experience in the past three years:

- Employer: Steadman Clinic (Medical Practice)
  Title: Practice Physician
  Dates of Service: December, 2004 - November, 2022
  Responsibilities: I was a 19 year Physician within the practice, focused on Sports, Regenerative and Orthopedic medicine ending in January 2023.

Other business experience in the past three years:

- Employer: Karli Center (Medical Practice)
  Title: Founder/Physician Partner
  Dates of Service: June, 2023 - Present
  Responsibilities: Karli Center is my active private practice of Regenerative Medicine to provide patient care and clinical application of cellar therapies. I do not see patients every day and have one affiliate Physician within the practice.

Name: James Johnston

James Johnston's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Chief of Corporate Development
  Dates of Service: August, 2021 - Present
  Responsibilities: Responsible for corporate development including fund raising, strategic relationships and partnerships. James at this time does not accept a salary from the company.

Other business experience in the past three years:

- Employer: Kinetek, Inc.
  Title: Head of Corporate Development
  Dates of Service: March, 2021 - Present
  Responsibilities: Fund raising and corporate strategy

Other business experience in the past three years:

- Employer: Aviation Exteriors Louisiana
  Title: Board Member
  Dates of Service: January, 2023 - Present
  Responsibilities: Board member

Name: Zoe Bedford

Zoe Bedford's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: President and Board Member
  Dates of Service: March, 2019 - Present
  Responsibilities: Oversees both Operations and Sales/Development. I vet any new client that wants to work with Greyledge, execute contracts and oversee all implementation of lab installations. Zoe at this time does not accept a salary from the company.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or the "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any securities should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should research thoroughly any offering before making an investment decision and consider all of the information provided regarding the Company as well as the following risk factors, in addition to the other information in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial, financial, and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet its projections. There can be no assurance that the Company will be able to find sufficient demand for its product or service, that people think it's a better option than a competing product or service, or that we will be able to provide a product or service at a level that allows the Company to generate revenue, make a profit, or grow the business.

Any valuation is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are independently valued through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess, may not be exact, and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on the securities you purchase. More importantly, there are a limited number of established markets for the resale of these securities. As a result, if you decide to sell these securities in the future, you may not be able to find, or may have difficulty finding, a buyer, and you may have to locate an interested buyer when you do seek to resell your investment. The Company may be acquired by an existing player in the industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on how you can resell the securities you receive. More importantly, there are limited established markets for these securities. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the same or a similar industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

The Company may undergo a future change that could affect your investment
The Company may change its business, management or advisory team, IP portfolio, location of its principal place of

business or production facilities, or other change which may result in adverse effects on your investment. Additionally, the Company may alter its corporate structure through a merger, acquisition, consolidation, or other restructuring of its current corporate entity structure. Should such a future change occur, it would be based on management's review and determination that it is in the best interests of the Company.

Your information rights are limited with limited post-closing disclosures
The Company is required to disclose certain information about the Company, its business plan, and its anticipated use of proceeds, among other things, in this offering. Early-stage companies may be able to provide only limited information about their business plan and operations because it does not have fully developed operations or a long history to provide more disclosure. The Company is also only obligated to file information annually regarding its business, including financial statements. In contrast to publicly listed companies, investors will be entitled only to that post-offering information that is required to be disclosed to them pursuant to applicable law or regulation, including Regulation CF. Such disclosure generally requires only that the Company issue an annual report via a Form C-AR. Investors are generally not entitled to interim updates or financial information.

Some early-stage companies may lack professional guidance
Some companies attribute their success, in part, to the guidance of professional early-stage advisors, consultants, or investors (e.g., angel investors or venture capital firms). advisors, consultants, or investors may play an important role in a company through their resources, contacts, and experience in assisting early-stage companies in executing their business plans. An early-stage company primarily financed through Regulation Crowdfunding may not have the benefit of such professional investors, which may pose a risk to your investment.

If the Company cannot raise sufficient funds it will not succeed
The Company is offering Convertible Note in the amount of up to $1,235,000 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. It is a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Company. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of common stock or other securities. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per security.

Management's Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this offering. The Use of Proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and may not have been reviewed by our independent accountants. These projections are based on assumptions that management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members
Officers, directors, executives, and existing owners with a controlling stake in the Company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on

the campaign page.

Reliance on a single service or product

All of our current services are variants of one type of service and/or product. Relying heavily on a single service or product can be risky, as changes in market conditions, technological advances, shifts in consumer preferences, or other changes can adversely impact the demand for the product or service, potentially leading to revenue declines or even business failure.

We may never have an operational product or service

It is possible that there may never be an operational Product or that the product may never be used to engage in transactions. It is possible that the failure to release the product or service is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company. In addition, the failure to launch a product or service can result in significant losses of time and resources. Even if a product or service is launched, low adoption rates can result in lackluster revenue and diminished market share.

Some of our products are still in the prototype phase and might never be operational products

Developing new products and technologies can be a complex process that involves significant risks and uncertainties. Technical challenges, design flaws, manufacturing defects, and regulatory hurdles can all impact the success of a product or service. It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Developing new products and technologies entails significant risks and uncertainties

Competition can be intense in many markets, and a failure to keep up with competitors or anticipate shifts in market dynamics can lead to revenue declines or market share losses. We are currently in the research and development stage and have only manufactured a prototype for our Product. Delays or cost overruns in the development of our Product and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design, and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Supply Chain and Logistics Risks

The availability of raw materials, transportation costs, and supply chain disruptions can all impact the ability to manufacture and distribute products or services, leading to lost revenue or increased costs. Products and services that are not available when customers need them can lead to lost sales and damage to the brand's reputation.

Quality and Safety of our Product and Service

The quality of a product or service can vary depending on the manufacturer or provider. Poor quality can result in customer dissatisfaction, returns, and lost revenue. Furthermore, products or services that are not safe can cause harm to customers and result in liability for the manufacturer or provider. Safety issues can arise from design flaws, manufacturing defects, or improper use.

You are trusting that management will make the best decision for the company

You are trusting in management's discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds

The Company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it may cease operating and result in a loss on your investment. Even if we sell all the Convertible Note we are offering now, the Company may need to raise more funds in the future, and if unsuccessful in doing so, the Company will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the Company being worth less, if later investors have better terms than those in this offering.

The Convertible Promissory Notes have no rights to vote until the date of maturity

The Convertible Promissory Notes have no voting rights. This means you are trusting in management's discretion. You will also hold these non-voting securities as a minority holder. Therefore, you will have no say in the day-to-day operation of the Company and must trust the management of the Company to make good business decisions that grow your investment.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.

Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans, or prospects, sometimes with little or no notice. When such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Non-accredited investors may not be eligible to participate in a future merger or acquisition of the Company and may lose a portion of their investment

Investors should be aware that under Rule 145 under the Securities Act of 1933 if they invest in a company through Regulation CrowdFunding and that company becomes involved in a merger or acquisition, there may be significant regulatory implications. Under Rule 145, when a company plans to acquire another and offers its shares as part of the deal, the transaction may be deemed an offer of securities to the target company's investors, because investors who can vote (or for whom a proxy is voting on their behalf) are making an investment decision regarding the securities they would receive. All investors, even those with non-voting shares, may have rights with respect to the merger depending on relevant state laws. This means the acquirer's "offer" to the target's investors would require registration or an exemption from registration (such as Reg. D or Reg. CF), the burden of which can be substantial. As a result, non-accredited investors may have their shares repurchased rather than receiving shares in the acquiring company or participating in the acquisition. This may result in investors' shares being repurchased at a value determined by a third party, which may be at a lesser value than the original purchase price. Investors should consider the possibility of a cash buyout in such circumstances, which may not be commensurate with the long-term investment they anticipate.

Our new product could fail to achieve the sales projections we expect

Our growth projections are based on the assumption that with an increased advertising and marketing budget, our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition

We will compete with larger, established companies that currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will not render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are competing against other recreational activities

Although we are a unique company that caters to a select market, we do compete against other recreational activities. Our business growth depends on the market interest in the Company over other activities.

We are an early stage company and have not yet generated any profits

Greyledge Technologies Inc was formed on 10/14/2020. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Greyledge Technologies Inc has incurred a net loss and has had limited revenues generated since inception, if any. There is no assurance that we will be profitable in the near future or generate sufficient revenues to pay dividends to our shareholders.

We are an early stage company and have limited revenue and operating history

The Company has a short history, few customers, and effectively no revenue. If you are investing in our company, it's because you think that our product is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough people so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

We are an early stage company operating in a new and highly competitive industry

The Company operates in a relatively new industry with a lot of competition from both startups and established companies. As other companies flood the market and reduce potential market share, Investors may be less willing to invest in a company with a declining market share, which could make it more challenging to fund operations or pursue growth opportunities in the future.

Intense Market Competition

The market in which the company operates may be highly competitive, with established players, emerging startups, and potential future entrants. The presence of competitors can impact the company's ability to attract and retain customers, gain market share, and generate sustainable revenue. Competitors with greater financial resources, brand recognition, or established customer bases may have a competitive advantage, making it challenging for the company to differentiate itself and achieve long-term success.

Vulnerability to Economic Conditions

Economic conditions, both globally and within specific markets, can significantly influence the success of early-stage startups. Downturns or recessions may lead to reduced consumer spending, limited access to capital, and decreased demand for the company's products or services. Additionally, factors such as inflation, interest rates, and exchange rate fluctuations can affect the cost of raw materials, operational expenses, and profitability, potentially impacting the company's ability to operate.

Uncertain Regulatory Landscape

Due to the unestablished nature of the market the business operates within, the potential introduction of new laws or industry-specific standards can impose additional costs and operational burdens on the company. Non-compliance or legal disputes may result in fines, penalties, reputational damage, or even litigation, adversely affecting the company's financial condition and ability to operate effectively.

We have existing patents that we might not be able to protect properly

One of the Company's most valuable assets is its intellectual property. The Company's owns trademarks, copyrights, Internet domain names, and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

We have pending patent approval's that might be vulnerable

One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective

Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them

Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

Our business depends on our ability to attract, retain, and develop highly skilled and qualified employees. As we grow, we will need to continue to attract and hire additional employees in various areas, including sales, marketing, design, development, operations, finance, legal, and human resources. However, we may face competition for qualified candidates, and we cannot guarantee that we will be successful in recruiting or retaining suitable employees. Additionally, if we make hiring mistakes or fail to develop and train our employees adequately, it could have a negative impact on our business, financial condition, or operating results. We may also need to compete with other companies in our industry for highly skilled and qualified employees. If we are unable to attract and retain the right talent, it may impact our ability to execute our business plan successfully, which could adversely affect the value of your investment. Furthermore, the economic environment may affect our ability to hire qualified candidates, and we cannot predict whether we will be able to find the right employees when we need them. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time

Our ability to sell our products is subject to various government regulations, including but not limited to, regulations related to the manufacturing, labeling, distribution, and sale of our products. Changes in these regulations, or the enactment of new regulations, could impact our ability to sell our products or increase our compliance costs. Furthermore, the regulatory landscape is subject to regular change, and we may face challenges in adapting to such changes, which could adversely affect our business, financial condition, or operating results. In addition to government regulations, we may also be subject to other laws and regulations related to our products, including intellectual property laws, data privacy laws, and consumer protection laws. Non-compliance with these laws and regulations could result in legal and financial liabilities, reputational damage, and regulatory fines and penalties. It is also possible that changes in public perception or cultural norms regarding our products may impact demand for our products, which could adversely affect our business and financial performance, which may adversely affect your investment.

We rely on third parties to provide services essential to the success of our business

Our business relies on a variety of third-party vendors and service providers, including but not limited to manufacturers, shippers, accountants, lawyers, public relations firms, advertisers, retailers, and distributors. Our ability to maintain high-quality operations and services depends on these third-party vendors and service providers, and any failure or delay in their performance could have a material adverse effect on our business, financial condition, and operating results. We may have limited control over the actions of these third-party vendors and service providers, and they may be subject to their own operational, financial, and reputational risks. We may also be subject to contractual or legal limitations in our ability to terminate relationships with these vendors or service providers or seek legal recourse for their actions. Additionally, we may face challenges in finding suitable replacements for these vendors and service providers, which could cause delays or disruptions to our operations. The loss of key or other critical vendors and service providers could materially and adversely affect our business, financial condition, and operating results, and as a result, your investment could be adversely impacted by our reliance on these third-party vendors and service providers.

The Company is vulnerable to hackers and cyber-attacks

As an internet-based business, we may face risks related to cybersecurity and data protection. We rely on technology systems to operate our business and store and process sensitive data, including the personal information of our investors. Any significant disruption or breach of our technology systems, or those of our third-party service providers, could result in unauthorized access to our systems and data, and compromise the security and privacy of our investors. Moreover, we may be subject to cyber-attacks or other malicious activities, such as hacking, phishing, or malware attacks, that could result in theft, loss, or destruction of our data, disruption of our operations, or damage to our reputation. We may also face legal and regulatory consequences, including fines, penalties, or litigation, in the event of a data breach or cyber-attack. Any significant disruption or downtime of our platform, whether caused by cyber-attacks, system failures, or other factors, could harm our reputation, reduce the attractiveness of our platform, and result in a loss of investors and issuer companies. Moreover, disruptions in the services of our technology provider or other third-party service providers could adversely impact our business operations and financial condition. This would likely adversely impact the value of your investment.

Economic and market conditions

The Company's business may be affected by economic and market conditions, including changes in interest rates, inflation, consumer demand, and competition, which could adversely affect the Company's business, financial condition, and operating results.

Force majeure events

The Company's operations may be affected by force majeure events, such as natural disasters, pandemics, acts of terrorism, war, or other unforeseeable events, which could disrupt the Company's business and operations and adversely affect its financial condition and operating results.

Adverse publicity

The Company's business may be negatively impacted by adverse publicity, negative reviews, or social media campaigns that could harm the Company's reputation, business, financial condition, and operating results.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
David Karli, Zoe Bedford	4,685,000	Common Stock	94.0%

The Company's Securities

The Company has authorized Common Stock, UNSECURED CONVERTIBLE SUBORDINATED NOTE, SAFE, Preferred Stock, and Convertible Note - Series 2024 - CF.

Common Stock

The amount of security authorized is 100,000,000 with a total of 6,000,000 outstanding.

Voting Rights

1 vote per share

Material Rights

The total amount outstanding includes 92,500 shares to be issued pursuant to stock options, reserved but unissued.

The total amount outstanding includes 907,500 shares to be issued pursuant to stock options issued.

The total amount outstanding includes 988,541 of shares to be issued pursuant to outstanding warrants.

Dividend Rate. Subject to the rights of holders of any Preferred Stock having preference as to dividends and except as otherwise provided by these Articles of Incorporation, as amended from time to time (hereinafter, the "Articles") or the Nevada Revised Statues (hereinafter, the "NRS"), the holders of Common Stock shall be entitled to receive dividends when, as and if declared by the board of directors out of assets legally available there for.

Liquidation Rights. In the event of liquidation, dissolution, or winding up of the affairs of the Corporation, whether voluntary or involuntary, subject to the prior rights of holders of Preferred Stock to share ratably in the Corporation's assets, the Common Stock and any shares of Preferred Stock which are not entitled to any preference in liquidation shall share equally and ratably in the Corporation's assets available for distribution after giving effect to any liquidation preference of any shares of Preferred Stock.

UNSECURED CONVERTIBLE SUBORDINATED NOTE

The security will convert into Common stock and the terms of the UNSECURED CONVERTIBLE SUBORDINATED NOTE are outlined below:

Amount outstanding: $4,336,025.00
Maturity Date: March 30, 2028
Interest Rate: 10.0%
Discount Rate: %
Valuation Cap: $75,000,000.00
Conversion Trigger: Qualified financing of at least $5 million at valuation of at least $25 million

Material Rights

There are no material rights associated with UNSECURED CONVERTIBLE SUBORDINATED NOTE.

SAFE

The security will convert into Common stock and the terms of the SAFE are outlined below:

Amount outstanding: $1,500,000.00
Interest Rate: 0.0%
Discount Rate: 20.0%
Valuation Cap: $75,000,000.00
Conversion Trigger: Next Equity Financing of at least $5 million

Material Rights

There are no material rights associated with SAFE.

Preferred Stock

The amount of security authorized is 10,000,000 with a total of 0 outstanding.

Voting Rights

There are no voting rights associated with Preferred Stock.

Material Rights

Designation. The board of directors is hereby vested with the authority from time to time to provide by resolution for the issuance of shares of Preferred Stock in one or more series not exceeding the aggregate number of shares of Preferred Stock authorized by these Articles, and to prescribe, and amend from time to time, with respect to each such series, the voting powers, if any, designations, preferences, and relative, participating, optional, or other special rights, and the qualifications, limitations, or restrictions relating there to.

Convertible Note - Series 2024 - CF

The security will convert into Common stock and the terms of the Convertible Note - Series 2024 - CF are outlined below:

Amount outstanding: $0.00
Maturity Date: November 15, 2026
Interest Rate: 6.0%
Discount Rate: 20.0%
Valuation Cap: $25,000,000.00
Conversion Trigger: Qualified financing of $1,000,000

Material Rights

3. Conversion; Repayment Premium Upon Sale of the Company.

(a) In the event that the Company issues and sells shares of its Common Stock to investors (the "Equity Investors") on or before the date of the repayment in full of this Note in a transaction or series of transactions pursuant to which the Company issues and sells shares of its Common Stock resulting in gross proceeds to the Company of at least $1,000,000 (excluding the conversion of the Notes and any other debt) (a "Qualified Financing"), then it converts into Common Stock at conversion price equal to the lesser of (i) 80% of the per share price paid by the Investors or (ii) the price equal to the quotient of $25,000,000 divided by the aggregate number of outstanding common shares of the Company as of immediately prior to the initial closing of the Qualified Financing (assuming full conversion or exercise of all convertible and exercisable securities then outstanding other than the Notes.)

(b) If the conversion of the Note would result in the issuance of a fractional share, the Company shall, in lieu of issuance of any fractional share, pay the Investor otherwise entitled to such fraction a sum in cash equal to the product resulting from multiplying the then current fair market value of one share of the class and series of capital stock into which this Note has converted by such fraction.

(c) Notwithstanding any provision of this Note to the contrary, if the Company consummates a Sale of the Company (as defined below) prior to the conversion or repayment in full of this Note, then (i) the Company will give the Investor at least 15 days prior written notice of the anticipated closing date of such Sale of the Company and (ii) at the closing of such Sale of the Company, in full satisfaction of the Company's obligations under this Note, the Company will pay to the Investor an aggregate amount equal to the greater of (a) the aggregate amount of the principal and all unaccrued and unpaid interest under this Note or (b) the amount the Investor would have been entitled to receive in connection with such Sale of the Company if the aggregate amount of principal and interest then outstanding under this Note had been converted into shares of Common Stock of the Company pursuant to Section 3(a) immediately prior to the closing of such Sale of the Company.

(d) For the purposes of this Note: "Sale of the Company" shall mean (i) any consolidation or merger of the Company with or into any other corporation or other entity or person, or any other corporate reorganization, other than any such consolidation, merger or reorganization in which the stockholders of the Company immediately prior to such consolidation, merger or reorganization, continue to hold at least a majority of the voting power of the surviving entity in substantially the same proportions (or, if the surviving entity is a wholly owned subsidiary, its parent) immediately after such consolidation, merger or reorganization; (ii) any transaction or series of related transactions to which the Company is a party in which in excess of 50% of the Company's voting power is transferred; provided, however, that a Sale of the Company shall not include any transaction or series of transactions principally for bona fide equity financing purposes in which cash is received by the Company or any successor or indebtedness of the Company is cancelled or converted or a combination thereof; or (iii) a sale, lease, exclusive license or other disposition of all or substantially all of the assets of the Company.

4. Maturity. Unless this Note has been previously converted in accordance with the terms of this Note, the entire outstanding principal balance and all unpaid accrued interest shall automatically be converted into Common Stock at a

price per security equal to the quotient of $25,000,000 divided by the aggregate number of outstanding common shares of the Company as of immediately prior to the conversion of these Notes (assuming full conversion or exercise of all convertible and exercisable securities then outstanding other than the Notes) as soon as reasonably practicable following the Maturity Date.

What it means to be a minority holder

As a convertible note holder of the Company, you will have limited rights in regard to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;

- To the company;

- To an accredited investor; and

- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- Type of security sold: Convertible Note
  Final amount sold: $4,336,025.00
  Use of proceeds: Expansion, new patent/device development, research, data platform development and deployment across the company
  Date: March 01, 2023
  Offering exemption relied upon: Section 4(a)(2)

- Type of security sold: SAFE
  Final amount sold: $1,500,000.00
  Use of proceeds: Expansion, new patent/device development, research, data platform development and deployment across the company
  Date: September 01, 2024
  Offering exemption relied upon: Section 4(a)(2)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Revenue

Revenue for fiscal year 2022 was $645,327 compared to $734,283 in fiscal year 2023.

Growth/Increase:

-We added 4 new accounts. In Sept, 2022 in Dallas, TX and in Jun, 2023 in Columbus OH, Aug, 2023 in Miami, FL and Nov, 2023 in Ann Arbor, MI.]

-One existing account grew 15% from 2022 to 2023. 10% growth rate in our industry is substantial.

-39% increase in the number of cases done (which is a service). 2022: 1167, 2023: 1625. Revs increased: 13%.

Cost of Sales

Cost of Sales for fiscal year 2022 was $216,510 compared to $ 223,750 in fiscal year 2023

 [Increased; Cost of Sales increased moderately from 2022 to 2023

-Case volume increased and we added service centers.

-While we had an increase in overall volume, there was a shift in product mix from 2022 to 2023, which has a lower cost to produce.

-COGs were reduced in certain service centers and three under performing service centers were closed at the end of 2022 - beginning of 2023.

-The increased volume and #2+3 together showed only moderate change in Cost of Sales.

Gross Margins

Gross margins for fiscal year 2022 were 76.99%. compared to 2023 82.06%.

[Increased b/c in 2023 we did 39% more cases than 2022. -

-Revs increased, 13% ($89K) - -The cost to produce those Revs decreased (efficiency)]

Expenses

Expenses for fiscal year 2022 were $1,943,348 compared to $1,653,005 in fiscal year 2023.

[Decreased by $290,343, 15% from 2022 to 2023.

-In 2023 we paid off our Line of Credit, capital equipment need was significantly less (approx 25K), $50K, legal expenses decreased by $80K, along with $37k less in marketing (we did 2 large trade shows in 2022).

-In 2022 we had abnormally high travel expenses to maintain operations at several service centers, international expansion and an employee's relocation $163K, we purchased capital equipment ($78K)

Historical results and cash flows:

Historical Results & Cash Flows

The Company is currently in the growth stage and revenue generating. We are of the opinion the historical cash flows will not be indicative of the revenue and cash flows expected for the future because the expected revenue growth and pending grants are expected to allow the company to achieve cash flow positive results in the second half of 2025. Past cash was primarily generated through sales and equity investments. Our goal is to achieve operationally positive cash flows by the second half of 2025.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of October, 2024, the Company has capital resources available in the form of $138,000 cash on hand, founder support as necessary through company loans and pending investors awaiting this offering.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

We believe the funds of this campaign are critical to our company operations.

These funds are required to support operational cash flow, continued lab expansion, and refinement of our database capabilities.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

We believe the funds from this campaign are necessary to the viability of the Company. Of the total funds that our Company has, 85% will be made up of funds raised from the crowdfunding campaign, if it raises its maximum funding goal.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If the Company raises the minimum funding goal of $500,000, we anticipate the Company will be able to operate for 3-5 months. This is based on a current monthly burn rate of approximately $130,000 for expenses related to salaries, R&D, database management and general administration expenses. We'll invest part of the raise to marketing and sales, increasing revenue as well.

How long will you be able to operate the company if you raise your maximum funding goal?

If the Company raises the maximum funding goal, we anticipate the Company will be able to operate for more than one year. This is based on a projected monthly burn rate of $130,000 for expenses related to salaries, R&D, database management and general administration expenses. We'll invest part of the raise to marketing and sales, increasing revenue as well.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Currently, the Company has contemplated additional future sources of capital including a pending grant for $2 million, additional founder and shareholder support, and a potential line of credit.

Indebtedness

The Company does not have any material terms of indebtedness.

Related Party Transactions

The Company has not conducted any related party transactions

Valuation

Valuation Cap: $25,000,000.00

Valuation Cap Details: This pre-money valuation was calculated internally by the Company without the use of any formal third-party evaluation. The pre-money valuation has been calculated on a fully diluted basis. In making this calculation, we have assumed: (i) all preferred stock is converted to common stock; (ii) all outstanding options, warrants, and other securities with a right to acquire shares are exercised; and (iii) any shares reserved for issuance under a stock plan are issued.

Use of Proceeds

If we raise the Target Offering Amount of $124,000.00 we plan to use these proceeds as follows:

- StartEngine Platform Fees
  5.5%

- Research & Development
  15.0%
  We will use 15% of the funds raised for market and customer research, new product development and market testing.

- Company Employment
  25.0%
  We will use 25% of the funds to hire key personnel and daily operations, including the following roles: Sales and Marketing teams and Technicians for new accounts. Wages to be commensurate with training, experience and position.

- Working Capital
  42.5%
  Working Capital: We will use 42.5% of the funds for working capital to cover expenses for market expansion and sales growth, a large, targeted marketing campaign, as well as ongoing day-to-day operations of the Company.

- StartEngine Deferred Fee
  12.0%
  StartEngine Deferred Fee

If we raise the over allotment amount of $1,235,000.00, we plan to use these proceeds as follows:

- StartEngine Platform Fees
  5.5%

- Company Employment
  15.0%
  We will use 15% of the funds to hire key personnel for daily operations, including the following roles: Sales and Marketing. Wages to be commensurate with training, experience and position.

- Working Capital
  42.5%
  We will use 42.5% of the funds for working capital to cover expenses for market expansion, a large, targeted marketing campaign, as well as ongoing day-to-day operations of the Company

- Research & Development
  37.0%
  We will use 37% of the funds raised for market and customer research, new product development and market testing.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://greyledgebiotech.com (https://greyledgebiotech.com/annualreport).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/greyledgetechnologies

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW OR AUDIT (AS APPLICABLE) FOR Greyledge Technologies, Inc.

[See attached]



Greyledge Technologies, Inc.
(the "Company")
a Nevada Corporation

Consolidated Financial Statements (unaudited) and Independent Accountant's Review Report

Years ended December 31, 2023 & 2022

Table of Contents



Certified Public Accountants, Cyber Security, and Governance, Risk & Compliance Professionals

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To: Greyledge Technologies, Inc. Management

We have reviewed the accompanying consolidated financial statements of Greyledge Technologies, Inc. (the Company) which comprise the consolidated statement of financial position as of December 31, 2023 & 2022 and the related consolidated statements of operations, statement of changes in shareholders' equity, and statement of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements:
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility:
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion:
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Substantial Doubt About the Entity's Ability to Continue as a Going Concern:
As discussed in Note 1, specific circumstances raise substantial doubt about the Company's ability to continue as a going concern in the foreseeable future. The provided financial statements have not been adjusted for potential requirements in case the Company cannot continue its operations. Management's plans in regard to these matters are also described in Note 1.

Rashellee Herrera | CPA,CISA,CIA,CFE,CCAE | #AC59042
On behalf of RNB Capital LLC
Sunrise, FL
11/13/2024

GREYLEDGE TECHNOLOGIES, INC.
CONSOLIDATED STATEMENT OF FINANCIAL POSITION

See Accompanying Notes to these Unaudited Financial Statements

	As of December 31,	
	2023	**2022**
ASSETS		
Current Assets:		
Cash & Cash Equivalents	699,439	637,807
Accounts Receivable	62,975	79,425
Employee Receivable	-	841
Total Current Assets	762,414	718,073
Non-Current Assets:		
Right of Use asset	24,035	-
Fixed Assets, Net	108,284	246,777
Total Non-Current Assets	132,319	246,777
TOTAL ASSETS	894,733	964,850
LIABILITIES AND EQUITY		
Current Liabilities:		
Accounts Payable	246,435	109,624
Current Portion of Long-Term Debt	13,149	-
Short Term Lease Liability	17,954	-
Total Current Liabilities	277,538	109,624
Non-Current Liabilities:		
Lease Liability	-	19,073
Convertible Notes	4,336,026	4,336,026
Note Payable, Net	10,202	138,992
Total Non-Current Liabilities	4,346,228	4,494,091
TOTAL LIABILITIES	4,623,765	4,603,715
EQUITY		
Common Stock	5,000	5,000
SAFE Notes	800,000	200,000
Stock Warrants	9,885	9,885
Additional Paid in Capital	5,746,225	4,640,506
Retained Earnings	(10,290,143)	(8,494,257)
TOTAL EQUITY	(3,729,032)	(3,638,865)
TOTAL LIABILITIES AND EQUITY	894,733	964,850

GREYLEDGE TECHNOLOGIES, INC.
CONSOLIDATED STATEMENT OF OPERATIONS

See Accompanying Notes to these Unaudited Financial Statements

	Year Ended December 31,	
	2023	**2022**
Revenues		
Revenue	734,474	724,243
Discounts	-	(468)
Cost of Goods Sold	(103,095)	(113,809)
Gross Profit	631,379	609,966
Operating Expenses		
Advertising & Marketing	6,241	50,774
General & Administrative	1,811,408	5,335,880
Compensation Expense	-	1,025,475
Rent Expense	70,677	101,980
Research & Development	403,719	141,883
Depreciation Expense	230,580	73,119
Amortization Expense	500	500
Total Operating Expenses	**2,523,125**	**6,729,611**
Total Loss from Operations	**(1,891,746)**	**(6,119,646)**
Other Income (Expense)		
Other Income	16,275	92,100
Interest Expense	(8,591)	(10,231)
Total Other Income (Expense)	**7,684**	**81,869**
Net Income (Loss)	**(1,884,062)**	**(6,037,776)**
Earnings Before Income Taxes, Depreciation, and Amortization	**(1,652,982)**	**(5,964,157)**
Net Income (Loss)	**(1,884,062)**	**(6,037,776)**

GREYLEDGE TECHNOLOGIES, INC.
CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

See Accompanying Notes to these Unaudited Financial Statements

	Common Stock		APIC	SAFE	Stock Warrants	Retained earnings (Deficit)	Total Shareholder's Equity
	# of Shares	$ Amount					
Beginning balance at 1/1/22	5,000,000	5,000	960,518	-	-	(2,456,480)	(1,490,962)
Issuance of Common Stock	-	-	-	-	-	-	-
SAFE Notes	-	-	-	200,000	-	-	200,000
Stock Warrants	-	-	-	-	9,885	-	9,885
Additional Paid in Capital	-	-	3,679,988	-	-	-	3,679,988
Net income (loss)	-	-	-	-	-	(6,037,776)	(6,037,776)
Ending balance at 12/31/22	5,000,000	5,000	4,640,506	200,000	9,885	(8,494,257)	(3,638,865)
Prior Period Adjustment	-	-	-	-	-	88,176	88,176
Issuance of Common Stock	-	-	-	-	-	-	-
SAFE Notes	-	-	-	600,000	-	-	600,000
Stock Warrants	-	-	-	-	-	-	-
Additional Paid in Capital	-	-	1,105,719	-	-	-	1,105,719
Net income (loss)	-	-	-	-	-	(1,884,062)	(1,884,062)
Ending balance at 12/31/23	5,000,000	5,000	5,746,225	800,000	9,885	(10,290,142)	(3,729,032)

GREYLEDGE TECHNOLOGIES, INC.
CONSOLIDATED STATEMENT OF CASH FLOWS

See Accompanying Notes to these Unaudited Financial Statements

	Year Ended December 31,	
	2023	**2022**
OPERATING ACTIVITIES		
Net Income (Loss)	(1,884,062)	(6,037,776)
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Depreciation Expense	230,580	73,119
Amortization Expense	500	500
Accounts Receivable	16,450	(11,475)
Employee Receivable	841	614
Right of Use Asset	(24,035)	19,131
Accounts Payable	136,811	18,701
Prior Period Adjustment	88,176	2,888,440
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	449,322	2,989,030
Net Cash provided by (used in) Operating Activities	(1,434,739)	(3,048,747)
INVESTING ACTIVITIES	-	-
Research and Development	-	-
Fixed Assets, Net	(92,588)	81,898
Net Cash provided by (used in) Investing Activities	(92,588)	81,898
FINANCING ACTIVITIES		
SAFE Notes	600,000	200,000
Stock Warrants	-	9,885
PPP Loan	-	(92,100)
Note Payable	(115,640)	(137,297)
Additional Paid in Capital	1,105,719	3,679,988
Lease Liability	(1,120)	(79,908)
Net Cash provided by (used in) Financing Activities	1,588,959	3,580,569
Cash at the beginning of period	637,807	24,088
Net Cash increase (decrease) for period	61,632	613,720
Cash at end of period	699,439	637,807

NOTE 1 – DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS

Greyledge Technologies, Inc. ("the Company") was formed in Nevada on October 14, 2020. The Company is a biotechnology firm specializing in the processing and delivery of autologous cellular therapies for patient-specific treatments. Our primary focus is on bone marrow stem cells and platelet-rich plasma (PRP) derived from patients' own peripheral blood. Through proprietary technology and processes, the Company extracts, measures, optimizes and concentrates these cellular products to customize them for targeted therapeutic applications.

The Company was originally formed as Greytech Technologies, LLC, a limited liability company in Colorado on August 9, 2010. Greytech Technologies, LLC produces all revenues, and scientific research, and builds software and systems. Greytech Technologies, Inc. serves only as a holding company that receives investor capital.

The Company's operations include:

Measurement and Optimization: Greledge measures the initial cellular count, processes and concentrates the cellular components, and customizes the therapy to the patient's specific pathology. Post-processing, the product undergoes a final measurement to confirm cellular count, which is then standardized to a precise therapeutic dose.

Tracking and Outcomes Database: Greledge maintains a proprietary database system that tracks the therapeutic dose administered to each patient, along with follow-up outcomes. This enables the Company to analyze and correlate patient-reported outcomes and functional improvement with the specific cellular dose received. Over time, this data will help define industry standards and provide a foundation for clinical recommendations, supporting improved therapeutic practices in cellular therapy.

Industry and Market Differentiation: Currently, in over 99% of injected biologic therapies, physicians are unable to measure or quantify the cellular dose administered. Greledge's unique processing and measurement technology overcomes these limitations, setting a new standard for dose measurement and documentation in the field.

Long-Term Goals and Insurance Strategy: Greledge aims to expand access to cellular therapies by pursuing recognition and reimbursement for its therapies from insurance companies. The Company's goal is to secure a dedicated billing code that will enable millions of patients to receive affordable cellular therapy treatments through insurance coverage.

Through these processes, Greledge is positioned as a leader in advancing the efficacy, reliability, and accessibility of cellular therapies, which are currently limited by insufficient technology in traditional biologic processing methods.

The Company's headquarters are in Miami, FL with client locations in Miami, Michigan, Texas, Ohio, and Colorado.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Substantial Doubt About the Entity's Ability to Continue as a Going Concern:

The accompanying balance sheet has been prepared on a going concern basis, which means that the entity expects to continue its operations and meet its obligations in the normal course of business during the next twelve months. Conditions and events creating the doubt include the fact that the Company has commenced principal operations and realized losses the most two recent years and may continue to generate losses. The Company's management has evaluated this condition and plans to generate revenues and raise capital as needed to meet its capital requirements. However, there is no guarantee of success in these efforts. Considering these factors, there is substantial doubt about the company's ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company's financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). The Company's fiscal year ends on December 31.

Basis of Consolidation

The financials of the Company include its wholly-owned subsidiary, Greyledge Technologies, LLC, a Colorado Limited Liability Company, formed on entity formed on August 9, 2010. All significant intercompany transactions are eliminated

Use of Estimates and Assumptions

In preparing these unaudited financial statements in conformity with U.S. GAAP, the Company's management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported expenses during the reporting period.

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates.

Fair Value of Financial Instruments

FASB Accounting Standards Codification (ASC) 820 *"Fair Value Measurements and Disclosures"* establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: Observable inputs such as quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2: Inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly. These include quoted prices for similar assets or liabilities in active markets and quoted prices for identical or similar assets or liabilities in markets that are not active.

Level 3: Unobservable inputs in which little or no market data exists, therefore developed using estimates and assumptions developed by us, which reflect those that a market participant would use.

There were no material items that were measured at fair value as of December 31, 2021 and December 31, 2022.

Cash and Cash Equivalents

The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company had $699,439 and $637,807 in cash as of December 31, 2023 and December 31, 2022, respectively.

Accounts Receivable

Trade receivables due from customers are uncollateralized customer obligations due under normal trade terms. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoices. Payments are generally collected upfront, but some of the merchants that products are sold through have a delay between collecting from the customer and sending to the Company.
The Company estimates an allowance for doubtful accounts based upon an evaluation of the current status of receivables, historical experience, and other factors as necessary. It is reasonably possible that the Company's estimate of the allowance for doubtful accounts will change.

Property and Equipment

Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income. Depreciation is provided using the double-declining balance method based on useful lives of the assets.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized as equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment for December 31, 2023.

A summary of the Company's property and equipment is below.

Property Type	Useful Life in Years	2023	2022
Machinery & Equipment	5-7	437,462	415,731
Vehicles	5	-	78,847
Leasehold Improvement	15	5,300	5,300
Less Accumulated Depreciation		(334,478)	(253,101)
Totals		108,284	246,777

Research and Development

Research and Development expenses include costs associated with Platelet-Rich Plasma (PRP) and Bone Marrow Concentrate (BMC) facilities, payroll expenses for research and development, and expenses for research and development activities conducted at the Company's facilities in Croatia.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

The Company generates revenues by processing autologous cellular therapies, bone marrow stem cells, and platelet-rich plasma (PRP, from peripheral blood) per contractual agreements with physicians. The Company's payments are generally collected following contracted net terms, which vary.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

Equity-Based Compensation

The Company accounts for stock options issued to employees under ASC 718 (Stock Compensation). Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as an item of expense ratably over the employee's requisite vesting period. The Company has elected early adoption of ASU 2018-07, which permits measurement of stock options at their intrinsic value, instead of their fair value. An option' s intrinsic value is defined as the amount by which the fair value of the underlying stock exceeds the exercise price of an option. In certain cases, this means that option compensation granted by the Company may have an intrinsic value of $0.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 (Equity). The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to expense and credited to additional paid- in capital.

There is not a viable market for the Company's common stock to determine its fair value, therefore management is required to estimate the fair value to be utilized in the determining stock-based compensation costs. In estimating the fair value, management considers recent sales of its common stock to independent qualified investors, placement agents' assessments of the underlying common shares relating to our sale of preferred stock and validation by independent fair value experts. Considerable management judgment is necessary to estimate the fair value. Accordingly, actual results could vary significantly from management's estimates.

The following presents an analysis of the available options for purchasing the Company's currently issued and outstanding stock:

	Total Options	Weighted Average Exercise Price	Weighted Average Intrinsic Value
Total options outstanding, January 1, 2022	-	-	$ -
Granted	907,500	1.13	$ -
Exercised	-	-	$ -
Expired/canceled	-	-	
Total options outstanding, December 31, 2022	907,500	1.13	$ -
Granted	-	-	$ -
Exercised	-	-	$ -
Expired/canceled	-		
Total options outstanding, December 31, 2023	907,500	1.13	$ -

	Nonvested Options	Weighted Average Fair Value
Nonvested options, January 1, 2022		
Granted	907,500	1.13
Vested	(907,500)	1.13
Forfeited	-	-
Nonvested options, December 31, 2022	-	-
Granted	-	-
Vested	-	-
Forfeited	-	-
Nonvested options, December 31, 2023	-	-

Warrants - The Company accounts for stock warrants as either equity instruments, derivative liabilities, or liabilities in accordance with ASC 480, Distinguishing Liabilities from Equity (ASC 480), depending on the specific terms of the warrant agreement. The Warrants below do not have cash settlement provisions or down round protection; therefore, the Company classifies them as equity. Management considers the equity-based compensation expense for 2023 and 2022 to be negligible.

A summary of the warrant activity for the years ended December 31, 2023, and 2022 is as follows:

	Shares	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Term (in years)	Aggregate Intrinsic Value in $
Outstanding at January 1, 2022	-	-	-	-
Grants	988,541	0.01	5	-
Exercised	-	-	-	-
Canceled	-	-	-	-
Outstanding at December 31, 2022	988,541	0.01	5	-
Grants	-	-	-	-
Exercised	-	-	-	-
Canceled	-	-	-	-
Outstanding at December 31, 2023	988,541	0.01	4	-
Vested and expected to vest at December 31, 2023	988,541	0.01	4	
Exercisable at December 31, 2023	988,541	0.01	4	-

Income Taxes

The Company is subject to corporate income and state income taxes in the state it does business. We account for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, we determine deferred tax assets and liabilities on the basis of the differences between the financial statement and tax bases of assets and liabilities by using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date. We recognize deferred tax assets to the extent that we believe that these assets are more likely than not to be realized. In making such a determination, we consider all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. If we determine that we would be able to realize our deferred tax assets in the future in excess of their net recorded amount, we would make an adjustment to the deferred tax asset valuation allowance, which would reduce the provision for income taxes. We record uncertain tax positions in accordance with ASC 740 on the basis of a two-step process in which (1) we determine whether it is more likely than not that the tax positions will be sustained on the basis of the technical merits of the position and (2) for those tax positions that meet the more-likely-than-not recognition threshold, we recognize the largest amount of tax benefit that is more than 50 percent likely to be realized upon ultimate settlement with the related tax authority. The Company does not have any uncertain tax provisions. The Company's primary tax jurisdictions are Nevada and Colorado.

The Company had Net Operating Loss carryforwards of $2,193,962 and $850,228 as of December 31, 2023 and December 31, 2022, respectively.

Recent Accounting Pronouncements

The FASB issues Accounting Standards Updates (ASUs) to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions. No transactions require disclosure.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

The Company entered into a three-year lease with a third party on December 28, 20222. The Lease term commenced on January 1, 2023. The terms of the lease includes annual base rent of $18,244, which are paid in monthly installments of $1,521.

FASB ASC 842 Footnote		
	Year Ending	
Lease expense	2023-12	
Finance lease expense		
Amortization of ROU assets	0	
Interest on lease liabilities	0	
Operating lease expense	12,162.84	

Short-term lease expense *		
Variable lease expense	0	
Sublease income *		
Total	12,162.84	
Other Information		
(Gains) losses on sale-leaseback transactions, net *		
Cash paid for amounts included in the measurement of lease liabilities		
Operating cash flows from finance leases (i.e. Interest)	0	
Financing cash flows from finance leases (i.e. principal portion)	0	
Operating cash flows from operating leases	18,244.32	
ROU assets obtained in exchange for new finance lease liabilities	0	
ROU assets obtained in exchange for new operating lease liabilities	35,287.28	
Weighted-average remaining lease term in years for finance leases	0	
Weighted-average remaining lease term in years for operating leases	2	
Weighted-average discount rate for finance leases	0.00%	
Weighted-average discount rate for operating leases	3.52%	

Maturity Analysis	Finance	Operating
2024-12	0	18,244.32
2025-12	0	0
2026-12	0	0
2027-12	0	0
2028-12	0	0
Thereafter	0	0
Total undiscounted cash flows	0	18,244.32
Less: present value discount	0	-290.64
Total lease liabilities	0	17,953.68

NOTE 5 – LIABILITIES AND DEBT

As of December 31, 2022, the Company had an outstanding loan balance of $103K with Alpine Bank. The loan was paid off during 2023 resulting in a zero balance as of the end of December 31, 2023.

The Company entered into a loan agreement with Mercdez-Benz Financial Services in August 2020. The loan carries an interest rate of .5% and requires monthly payments of $1,152. The loan matures on September 13, 2025. The outstanding balance of the loan as of December 31, 2023, and December 31, 2022, was $23,351 and $35,999, respectively.

5 Year Debt Maturities		Grand Total
	2024	13,149.45
	2025	10,201.60
	2026	-
	2027	-
	2028	-
2029 and Beyond		2,152.03
Totals		25,503.08

Convertible Notes - The Company has entered into several convertible note agreements for the purposes of funding operations. The interest on the notes was 10%. The amounts are to be repaid at the demand of the holder prior to conversion with maturities in 2027. The total convertible balance as of December 31, 2023 and December 31, 2022 was $4,336,026.

NOTE 6 – EQUITY

The Company has authorized 90,000,000 common shares with a par value of $0.001 per share and 10,000,000 preferred shares with a par value of $.001.

5,000,000 Common shares were issued and outstanding as of December 31, 2023, and December 31, 2022. No preferred shares have been issued.

Voting: Common stockholders are entitled to one vote per share

Dividends: The holders of common stock are entitled to receive dividends when and if declared by the Board of Directors.

Voting: Preferred shareholders have 1 vote for every common share they could own if converted.

Simple Agreements for Future Equity (SAFE)

During 2023 and 2022, the Company entered numerous SAFES. The SAFES have a valuation cap of $75,000,000 and a discount rate of 20%. The SAFE agreements have no maturity date and bear no interest. The agreements provide the right of the investor to future equity in the Company during a qualified financing or change of control event. The SAFE investments totaled $800,000 and $200,000 as of December 31, 2023 and December 31, 2022, respectively.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events after December 31, 2023, to assess the need for potential recognition or disclosure in this report. Such events were evaluated through November 13, 2024, the date these financial statements were available to be issued.

<u>Simple Agreements for Future Equity (SAFE)</u>

During 2024, the Company entered into additional SAFES totaling $650K. The SAFES have a valuation cap of $75,000,000 and a discount rate of 20%.   The SAFE agreements have no maturity date and bear no interest. The agreements provide the right of the investor to future equity in the Company during a qualified financing or change of control event.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

start engine ⏻

♡ Add to Watchlist   Log In

0 MINUTES LEFT ⓘ

GET A PIECE OF GREY LEDGE TECHNOLOGIES

An Industry Leader in Regenerative Medicine, Stem Cell Therapies & AI Precision Data Analytics

Greyledge Technologies is a biotechnology company developing safe and effective autologous (from the patient) cell therapies, operating 11 processing labs across the U.S. and Europe. Our recent expansions include new Miami, Dallas, Columbus, and Zagreb facilities (Croatia). Company research is focused on blood, bone marrow, and adipose (fat) cell therapy products, AI-driven data analysis, and medical device automation. We process advanced cellular therapeutics for healthcare providers, enhancing quality manufacturing and optimizing treatment consistency through data-driven analytics.

Show less



Invest Now

This Reg CF offering is made available through StartEngine Primary, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.

REASONS TO INVEST

treatment effects.

 The global cell therapy market is projected to reach $62 B by 2030, presenting a potential opportunity for Greyledge's tailored cell analytics approach within the evolving demand for autologous therapies.

 Led by Dr. David Karli, a Harvard-trained thought leader, our team combines decades of experience in regenerative medicine with a commitment to advancing next-generation, custom cell therapeutics.

TEAM



David Karli MD, MBA • CEO, Board Memeber

Dr. Karli is a Harvard trained physician and Regenerative Medicine thought leader. He's lectured and published extensively in the field and has been featured in high level media publications like the Wall Street Journal, NY Times and ESPN Magazine. He founded and guided the company from inception in 2010 through extensive growth and development.

Read Less



Zoe Karli • President, Board Member

Zoe is a Univ of Virginia graduate and Navy veteran, with business experience in seasoned and start-up companies. She has expertise in sales, e-comm, distribution and operations. She held leadership roles in pharma sales with Novartis, medical device sales with Depuy Spine, and in conjunction co-developed a successful private distributorship.

Read Less



Jim Johnston • Chief of Corporate Development, Board Member

Jim is a Navy veteran, HBS Grad and former VP investment banker at Goldman Sachs in M&A and Financial Sponsor Coverage. He joined Nexphase Capital Partners in 2008



Mark Kitchen • VP of Operations

Mark is an Army veteran. He held varying director and leadership roles both nationally and internationally for Celerity, Inc. and Celling Biosciences collectively from 1999-2017. He joined Greyledge in 2017 and is instrumental in managing logistics, supply chain and facility implementations across the US and EU.

Read Less



Connor Callen • Director of Data Systems and Analytics

Connor graduated from the Univ of Colorado. He worked at IBM in various engineering and management roles then joined Greyledge in 2022. He built the Greyledge Data Cloud, which incorporated AI to sift and sort biologic response trends while working to create predictive models for varying treatments. It's the first-of-its-kind stem cell data system.

Read Less

Show Less

THE OPPORTUNITY

Advancing Regenerative Medicine: Precision, Data-Driven Outcomes in Autologous Cell Therapy

Greyledge seeks to bridge a crucial gap in regenerative medicine by addressing the need for consistent, data-backed outcomes for autologous (of cells or tissues) cell therapies. Our proprietary technology empowers physicians to measure and dose cell populations with precision, supporting consistency, predictability, and the potential effectiveness of treatments. We are dedicated to elevating patient care by merging advanced cellular science with clinically validated results in a way we believe offers a unique approach to the market.







INDUSTRY LEADING QUALITY

Complex cell populations **measured and dosed** in products prior to treatment

CUTTING-EDGE REGENERATIVE MEDICINE

Stem cells isolated from blood, bone marrow and adipose tissue

FINE-TUNED PROCESS

Our products are formulated for higher potency & precision, aiming to provide **consistent, customized outcomes.**

CREATING A NEW STANDARD OF CARE







GREYLEDGE PLATFORM

Designed to capture extensive data from the first patient encounter up to 18 months post-treatment

BIOLOGICAL PREPARATION

We link follow-up surveys with data supported outcomes

ASSESSES AND ANALYZES DATA

Utilizes advanced machine learning to provide scientific knowledge to optimize dose/ concentration

Trusted By Leading Orthopedic Practices Across The Country

















MICHIGAN CENTER FOR REGENERATIVE MEDICINE · KARLI CENTER · orthopedic ONE · MD PAIN · CARRELL CLINIC · LONE TREE SURGERY CENTER, LLC · BaylorScott&White SPORTS SURGERY CENTER · HealthONE Sky Ridge Medical Center

OHIO

Greyledge Technologies focuses on data analytics and customized cell processing tailored for each patient, aiming to improve patient outcomes based on individualized data. Unlike traditional approaches, our facility-based model offers a high level of precision, backed by a scalable data cloud designed to support advancements in this rapidly evolving field.

THE MARKET & OUR TRACTION

Driving Growth & Innovation in the Cell Therapy Market

$62B
Expected Global Cell Therapy market size by 2030 with a **CAGR of 14.2%** from 2023-2030

$403.9M
Expected US PRP market size by 2028 with a **CAGR of 10%** from 2023-2028

$12.33B
Expected Global orthobiologics market size by 2029 with an estimated **CAGR of 5.4%**

$21.6B
Global Cell Therapy Market Size in 2022

$226.7M
US PRP estimated market size in 2022.

$8.56B
Global orthobiologics market size in 2022

Target Markets



TENDON INJURY



OSTEOARTHRITIS



AESTHETICS

Our Success In Numbers

16 Trusted Providers

5000+ Patients Treated

11 Treatment Locations

Source

integrates effortlessly into physician workflows, providing real-time insights that support data-informed patient care. We believe this approach to precision and scalability aims to position Greyledge as a leader in advancing cell therapy innovation.

Greyledge's Data Cloud software system provides real-time patient data analytics to inform physician decision-making.



Explore More Investment Opportunities in Biotech & Pharma on StartEngine!

Looking for more investment options in the Biotech & Pharma space? Click **here** to view all available offerings on StartEngine and get involved today.

10101 RIDGEGATE PKWY STE G01
LONE TREE, CO 80124

View Site ↗

Greyledge Technologies is a biotechnology company developing safe and effective autologous (from the patient) cell therapies, operating 11 processing labs across the U.S. and Europe. Our recent expansions include new Miami, Dallas, Columbus, and Zagreb facilities (Croatia). Company research is focused on blood, bone marrow, and adipose (fat) cell therapy products, AI-driven data analysis, and medical device automation. We process advanced cellular therapeutics for healthcare providers, enhancing quality manufacturing and optimizing treatment consistency through data-driven analytics.

TERMS

Grey Ledge Technologies

Overview

INTEREST RATE	**VALUATION CAP** ⓘ
6.0%	$25M
MATURITY DATE ⓘ	**FUNDING GOAL** ⓘ
Nov 15, 2026	$124k - $1.24M

Breakdown

MIN INVESTMENT ⓘ	**OFFERING TYPE** ⓘ
$500	Convertible Notes
DISCOUNT RATE ⓘ	**TYPE OF EQUITY**
20.0%	Common Stock
CONVERSION TRIGGER	
$1,000,000	

SEC Recent Filing

	Most Recent Fiscal Year-End	Prior Fiscal Year-End
Total Assets	$894,733	$964,850
Cash & Cash Equivalents	$699,439	$637,807
Accounts Receivable	$62,975	$79,425
Short-Term Debt	$277,538	$109,624
Long-Term Debt	$4,346,228	$4,494,091
Revenue & Sales	$734,474	$724,243
Costs of Goods Sold	$103,095	$113,809
Taxes Paid	$0	$0
Net Income	-$1,884,062	-$6,037,776

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange receive in the future will be determined at the next equity round in which the Company raises at least $1,000,000.00 in a qualified equity financing. The highest conversion price per security is set based on a $25,000,000.00 Valuation Cap or if less, then you will receive a 20.00% discount on the price the new investors are paying. You also receive 6.00% interest per year added to your investment. When the maturity date is reached, if the note has not converted then you are entitled to receive Common Stock equal to your investment and interest back at a price per security determined by dividing the Valuation Cap by the aggregate number of outstanding equity securities of the Company as of immediately prior (on a fully diluted basis).

Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.

Investment Incentives & Bonuses

Loyalty Bonus

Bonus Interest: 20%

Description: For our past supporters and physicians using Greyledge therapies, receive additional bonus interest.

Time-Based Perks:

Early Bird 1: Invest $1,000+ within the first 2 weeks | 10% bonus interest

Early Bird 2: Invest $5,000+ within the first 2 weeks | 15% bonus interest

Early Bird 3: Invest $10,000+ within the first 2 weeks | 20% bonus interest

Early Bird 4: Invest $20,000+ within the first 2 weeks | 25% bonus interest

Early Bird 5: Invest $50,000+ within the first 2 weeks | 30% bonus interest

Mid-Campaign Perks Flash Perks:

Flash Perk 1: Invest $2,500+ between day 35 - 40 and receive 10% bonus interest

Flash Perk 2: Invest $2,500+ between day 60 - 65 and receive 8% bonus interest

Amount-Based Perks

Tier 1 Perk: $1,000 investment - Exclusive webinar on the future of bio-cellular therapies + 3% bonus interest

Tier 2 Perk: $5,000 investment - Join a private tour of Greyledge lab + 5% bonus interest

Tier 3 Perk: $10,000 investment - Dinner with Dr. Karli to discuss longevity and sports recovery + 7% bonus interest

Tier 4 Perk: $20,000 investment - Annual bio-health report + VIP access to therapy insights + 10% bonus interest

Tier 5 Perk: $50,000 investment - Lifetime updates on Greyledge innovations + 15% bonus interest

In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.

Crowdfunding investments made through a self-directed IRA cannot receive non-bonus share perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those non-bonus share perks because they would be receiving a benefit from their IRA account.

The 10% StartEngine Venture Club Bonus

Greyledge Technology will offer 10% additional bonus interest for all investments that are committed by investors who are eligible for the StartEngine Crowdfunding, Inc. Venture Club Bonus.

Eligible StartEngine convertible note holders will receive a 10% increase in the annual interest rate on Convertible Promissory Notes in this Offering. This means your annual interest rate will be 6.6% instead of 6%.

offering elapsed (if any). Eligible investors will also receive the Venture Club bonus, and the Loyalty Bonus in addition to the aforementioned bonus.

Irregular Use of Proceeds
The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments.
Salary payments made to one's self, a friend or relative. Any expense labeled "Travel and Entertainment".

REWARDS

Multiple investments in an offering cannot be combined to qualify for a larger campaign reward.

JOIN THE DISCUSSION



What's on your mind?

0/2500

Post



**Ice breaker! What brought you
to this investment?**

HOW INVESTING WORKS

Cancel anytime before 48 hours before a rolling close or the offering end date.



SIGN
UP

SUBMIT
ORDER

FUNDS IN
TRANSIT

FUNDS
RECEIVED

FUNDS
INVESTED

WHY STARTENGINE?



REWARDS
We want you to succeed and get the most out of your money by offering rewards and memberships!



SECURE
Your info is your info. We take pride in keeping it that way!



DIVERSE INVESTMENTS
Invest in over 200 start-ups and collectibles!

FAQS

How much can I invest?   ⌃

With Regulation A+, a non-accredited investor can only invest a maximum of 10% of their annual income or 10% of their net worth per year, whichever is greater. There are no restrictions for accredited investors.

With Regulation Crowdfunding, non-accredited investors with an annual income or net worth less

Invest Now
6.0% Interest Rate

MIN INVEST    VALUATION CAP

When will I receive my shares? ⌃

At the close of an offering, all investors whose funds have "cleared" by this time will be included in the disbursement. At this time, each investor will receive an email from StartEngine with their Countersigned Subscription Agreement, which will serve as their proof of purchase moving forward.

Please keep in mind that a company can conduct a series of "closes" or withdrawals of funds throughout the duration of the campaign. If you are included in that withdrawal period, you will be emailed your countersigned subscription agreement and proof of purchase immediately following that withdrawal.

What will the return on my investment be? ⌃

StartEngine assists companies in raising capital, and once the offering is closed, we are no longer involved with whether the company chooses to list shares on a secondary market, or what occurs thereafter. Therefore, StartEngine has no control or insight into your investment after the close of the live offering. In addition, we are not permitted to provide financial advice. You may want to contact a financial professional to discuss possible investment outcomes.

Can I cancel my investment? ⌃

For Regulation Crowdfunding, investors are able to cancel their investment at any point throughout the campaign up until 48 hours before the closing of the offering. Note: If the company does a rolling close, they will post an update to their current investors, giving them the opportunity to cancel during this timeframe. If you do not cancel within this 5-day timeframe, your funds will be invested in the company, and you will no longer be able to cancel the investment. If your funds show as 'Invested' on your account dashboard, your investment can no longer be canceled.

For Regulation A+, StartEngine allows for a four-hour cancelation period. Once the four-hour window has passed, it is up to each company to set their own cancelation policy. You may find the company's cancelation policy in the company's offering circular.

Once your investment is canceled, there is a 10-day clearing period (from the date your investment was submitted). After your funds have cleared the bank, you will receive your refund within 10 business days.

Refunds that are made through ACH payments can take up to 10 business days to clear. Unfortunately, we are at the mercy of the bank, but we will do everything we can to get you your



What is the difference between Regulation Crowdfunding and Regulation A+?

Both Title III (Regulation Crowdfunding) and Title IV (Reg A+) help entrepreneurs crowdfund capital investments from unaccredited and accredited investors. The differences between these regulations are related to the investor limitations, the differing amounts of money companies are permitted to raise, and differing disclosure and filing requirements. To learn more about Regulation Crowdfunding, click here, and for Regulation A+, click here.

More FAQs



startengine

@ 2024 All Rights Reserved







Download on the App Store

GET IT ON Google Play

Get To Know Us

Our Team

Careers

Blog

Let's Work Together

Raise Capital

Refer a Founder, earn $10k

Success Stories

Partnerships

Need Help

Contact Us

Help Center

Terms of Use Privacy Policy Disclaimer Annual Reports Form CRS Reg. BI Disclosure

Important Message

IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. INVESTMENTS ON STARTENGINE ARE SPECULATIVE, ILLIQUID, AND INVOLVE A HIGH DEGREE OF RISK, INCLUDING THE POSSIBLE LOSS OF YOUR ENTIRE INVESTMENT.

www.StartEngine.com is a website owned and operated by StartEngine Crowdfunding, Inc. ("StartEngine"), which is neither a registered broker-dealer, investment advisor nor funding portal.

1) Regulation A offerings (JOBS Act Title IV; known as Regulation A+), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Primary, LLC (unless otherwise indicated). 2) Regulation D offerings (Rule 506(c)), which are offered only to accredited investors. These offerings are made through StartEngine Primary, LLC. 3) Regulation Crowdfunding offerings (JOBS Act Title III), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Capital, LLC. Some of these offerings are open to the general public, however there are important differences and risks.

Any securities offered on this website have not been recommended or approved by any federal or state securities commission or regulatory authority. StartEngine and its affiliates do not provide any investment advice or recommendation and do not provide any legal or tax advice concerning any securities. All securities listed on this site are being offered by, and all information included on this site is the responsibility of, the applicable issuer of such securities. StartEngine does not verify the adequacy, accuracy, or completeness of any information. Neither StartEngine nor any of its officers, directors, agents, and employees makes any warranty, express or implied, of any kind whatsoever related to the adequacy, accuracy, or completeness of any information on this site or the use of information on this site.

Investing in private company securities is not suitable for all investors. An investment in private company securities is highly speculative and involves a high degree of risk. It should only be considered a long-term investment. You must be prepared to withstand a total loss of your investment. Private company securities are also highly illiquid, and there is no guarantee that a market will develop for such securities. Each investment also carries its own specific risks, and you should complete your own independent due diligence regarding the investment. This includes obtaining additional information about the company, opinions, financial projections, and legal or other investment advice. Accordingly, investing in private company securities is appropriate only for those investors who can tolerate a high degree of risk and do not require a liquid investment. See additional general disclosures **here**.

By accessing this site and any pages on this site, you agree to be bound by our **Terms of use** and **Privacy Policy**, as may be amended from time to time without notice or liability.

Canadian Investors

Investment opportunities posted and accessible through the site will not be offered to Canadian resident investors. Potential investors are strongly advised to consult their legal, tax and financial advisors before investing. The securities offered on this site are not offered in jurisdictions where public solicitation for offerings is not permitted; it is solely your responsibility to comply with the laws and regulations of your country of residence.

California Investors Only – **Do Not Sell My Personal Information** (800-317-2200). StartEngine does not sell personal information. For all customer inquiries, please write to contact@startengine.com.

StartEngine Marketplace

StartEngine Marketplace ("SE Marketplace") is a website operated by StartEngine Primary, LLC ("SE Primary"), a broker-dealer that is registered with the SEC and a member of FINRA and the SIPC.

StartEngine Secondary ("SE Secondary") is our investor trading platform. SE Secondary is an SEC-registered Alternative Trading System ("ATS") operated by SE Primary that matches orders for buyers and sellers of securities. It allows investors to trade shares purchased through Regulation A+, Regulation Crowdfunding, or Regulation D for companies who have engaged StartEngine Secure LLC as their transfer agent. The term "Rapid," when used in relation to transactions on SE Marketplace, specifically refers to transactions that are facilitated on SE Secondary, This is because, unlike with trades on the StartEngine Bulletin Board ("SE BB"), trades on SE Secondary are executed the moment that they are matched.

StartEngine Bulletin Board ("SE BB") is a bulletin board platform on which users can indicate to each other their interest to buy or sell shares of private companies that previously executed Reg CF or Reg A offerings not necessarily through SE Primary. As a bulletin board platform, SE BB provides a venue for investors to access information about such private company offerings and connect with potential sellers. All investment opportunities on SE BB are based on indicated interest from sellers and will need to be confirmed. Even if parties express mutual interest to enter into a trade on SE BB, a trade will not immediately result because execution is subject to additional contingencies, including among others, effecting of the transfer of the shares from the potential seller to the potential buyer by the issuer and/or transfer agent. SE BB is distinct and separate from SE Secondary. SE Secondary facilitates the trading of securities by matching orders between buyers and sellers and facilitating executions of trades on the platform. By contrast, under SE BB, SE Primary assists with the facilitation of a potential resulting trade off platform including, by among other things, approaching the issuer and other necessary parties in relation to the potential transaction. The term "Extended", when used in relation to transactions on SE Marketplace denotes that these transactions are conducted via SE BB, and that these transactions may involve longer processing times compared to SE Secondary for the above-stated reasons.

Even if a security is qualified to be displayed on SE Marketplace, there is no guarantee an active trading market for the securities will ever develop, or if developed, be maintained. You should assume that you may not be able to liquidate your investment for some time or be able to pledge these shares as collateral.

The availability of company information does not indicate that the company has endorsed, supports, or otherwise participates with StartEngine. It also does not constitute an endorsement, solicitation or recommendation by StartEngine. StartEngine does not (1) make any recommendations or otherwise advise on the merits or advisability of a particular investment or transaction, (2) assist in the determination of the fair value of any security or investment, or (3) provide legal, tax, or transactional advisory services.

EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

No Video Present.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 5.5-13% (five and one-half to thirteen) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions, and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

- As compensation for the services provided by StartEngine Capital, investors are also required to pay StartEngine Capital a fee consisting of a 0-3.5% (zero to three and a half percent) service fee based on the dollar amount of securities purchased in each investment.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.

- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be canceled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50%, and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before the new deadline.

- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer, with priority given to StartEngine Owners Bonus members.

- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be canceled and committed funds will be returned.

- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

<u>Minimum and Maximum Investment Amounts</u>

- In order to invest, commit to an investment or communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.

- Investor Limitations: There are no investment limits for investing in crowdfunding offerings for accredited investors. Non-accredited investors are limited in how much they can invest in all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $124,000, then during any 12-month period, they can invest either $2,500 or 5% of their annual income or net worth, whichever is greater. If both their annual income and net worth are equal to or more than $124,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $124,000.